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                           July 26, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed July 2, 2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2021 letter.

       Amendment No. 7 to Offering Statement on Form 1-A filed July 2, 2021

       General

   1. We note the revised disclosure that business has been suspended as you await the outcome of the Form 1-A. Please
revise Risk Factors and the description of your properties
                                                        beginning on page 24 to
clarify your planned operations assuming you raise "the
                                                        minimum" and you are
unable to raise the significant amounts necessary from "short term financing," "financing
from condominiums," and "financing from traditional construction financing." What is the
basis for assuming a company with no operations will be able to obtain over $90 million
of such financing? Which property would you focus on if you
                                                        raise only an amount
sufficient for one property? What will you do if you are unable to raise an amount
sufficient for one property? We refer you to comment 3 from our letter
 Ricardo Haynes
Bear Village, Inc.
July 26, 2021
Page 2
       dated June 11, 2021. Please also clarify what you mean by "minimum" given the disclosure on the cover page that there is no minimum.
Interest of Management and Others in Certain Transactions, page 50

2. Please revise to provide the disclosure responsive to Item 13 of Form 1-A in this section instead of referring the reader to risk factors. In this regard, and as a non-exclusive example, we note the risk factors do not address the convertible note with
       Matthew White. Please also revise Item 6 of Part I to address the unregistered sales of securities.
Statement of Operations, page F-3

3. We note that you have not recorded any operating activity for the period ended March 31,
       2021. Please tell us how expense related to leased office space and accrued interest on notes payable referenced on page F-7 have been recorded in your financial statements for all periods presented.
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameRicardo Haynes
                                                            Division of
Corporation Finance
Comapany NameBear Village, Inc.
                                                            Office of Real
Estate & Construction
July 26, 2021 Page 2
cc:       Donald Keer
FirstName LastName